SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date: October 20, 2010	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces Additional 100 MW Solar Module Supply Agreement with Enfinity

SHANGHAI, October 20, 2010: JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in China, today announced that it has signed a supply agreement with Enfinity Asia Pacific Limited which is wholly owned by Enfinity N.V. (“Enfinity”), a global renewable energy developer. Under the terms of the agreement, JinkoSolar will supply Enfinity with 100 megawatts (“MW”) of JinkoSolar branded solar photovoltaic (“PV”) modules throughout the year of 2011.

Gino Van Neer, Enfinity’s Asia-Pacific Chief Executive Officer, commented, “We are very pleased to have extended our partnership with JinkoSolar as the company has continuously delivered superior quality modules, timely product deliveries and excellent after sales services. Our long-term cooperation with JinkoSolar is an important part of our success, as its modules will be utilized in several of our solar projects in Europe and North America.”

“Following the first contract with Enfinity in the early second half of 2010, this additional contract is the result of our continuous commitment in providing high-quality modules and dedicated after sales services to our customers,” said Xiande Li, Chairman of the Board of Directors at JinkoSolar. “We are very pleased that Enfinity has recognized our efforts and chosen JinkoSolar branded modules for its additional global solar projects. We believe this further cooperation will enhance JinkoSolar’s business expansion efforts and worldwide presence while enabling both companies to attract new opportunities.”

About Enfinity

Enfinity is one of the largest companies within the renewable energy sector and focuses on three main areas: project development (review of project viability), feasibility study and procuring investment funds and project construction, including post-construction asset management. Enfinity has already installed more than 200 MW solar PV projects worldwide and is currently developing, building and financing solar PV projects with a total capacity of 2.8 gigawatts. Enfinity’s 2009 revenues topped more than US$300 million, and it has recently consolidated its international position as a global player with a $64 million investment from Waterland as well as an additional US$57 million of capital raised to accelerate its strategic expansion. For more information, visit http://www.enfinitycorp.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F- 1, as amended. All information provided in this press release is as of October 20, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: jessica.cohen@ogilvypr.com